OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SYNOVICS PHARMACEUTICALS, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
87063M10 1
(CUSIP Number)

NalinKant Amratlal Rathod JL. Teregong Kecil A/1 Pondok Indah Jakarta , Indonesia	Alex Wiles, Esq. Irell & Manella LLP 1800 Avenue of the Stars Suite 900 Los Angeles, CA 90067 (310) 277-1010

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 5, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	87063M10 1	Page	2	of	7

1	NAMES OF REPORTING PERSONS: NalinKant Amratlal Rathod

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

India

	7	SOLE VOTING POWER:

NUMBER OF		212,806 SHARES

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,390,679 SHARES

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		212,806 SHARES

WITH	10	SHARED DISPOSITIVE POWER:

2,390,679 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,603,485 SHARES

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	87063M10 1	Page	3	of	7

1	NAMES OF REPORTING PERSONS: Asia Pacific Investment Holdings Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,376,393 SHARES

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES

WITH	10	SHARED DISPOSITIVE POWER:

2,376,393 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,376,393 SHARES

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	87063M10 1	Page	4	of	7

1	NAMES OF REPORTING PERSONS: Technology Resources & Investments Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		14,286 SHARES

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES

WITH	10	SHARED DISPOSITIVE POWER:

14,286 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

14,286 SHARES

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

SCHEDULE 13D
     This first amendment to Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 23, 2007 (the “Schedule 13D”). Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

ITEM 4:	PURPOSE OF TRANSACTION.
     Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
     The Reporting Persons acquired beneficial ownership of the shares of Common Stock as described in this Schedule 13D for investment purposes. Except as set forth below as to subparagraphs (a) and (d) of Item 4 of Schedule 13D, none of the Reporting Persons has any present plans or proposals which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
     (a) Under certain circumstances, including a satisfactory change in the composition of the Board of Directors and management of the Company and satisfactory review of the Company’s finances, the Reporting Persons may be willing in the future to consider an additional investment in Company securities.
     (d) Although the Reporting Persons initially acquired their shares of Common Stock solely for investment purposes, Mr. Rathod has recently concluded that, in light of the Company’s performance to date and recent filings by the Company with the SEC, he is concerned about the health and direction of the Company and he would generally favor a change in the composition of the Board of Directors and management of the Company. In that regard, Mr. Rathod has recently requested that the Board of Directors appoint certain new directors to be identified by him (which new directors may include Mr. Rathod) and then resign from the Board. Mr. Rathod’s request is set forth in the letter attached as Exhibit 99.2 hereto. If that request is not honored, Mr. Rathod may nominate an alternative slate of directors in connection with the Company’s next election of directors.
     The Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate. The Reporting Persons may from time-to-time (i) acquire additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of shares of Common Stock at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.2	Letter dated March 5, 2007

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2007	/s/ NalinKant Amratlal Rathod
NalinKant Amratlal Rathod

Dated: March 7, 2007	Asia Pacific Investment Holdings Limited
	By:	/s/ NalinKant Amratlal Rathod
		Name:	NalinKant Amratlal Rathod
		Title:	Director

Dated: March 7, 2007	Technology Resources Investments Limited
	By:	/s/ NalinKant Amratlal Rathod
		Name:	NalinKant Amratlal Rathod
		Title:	Director

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.2	Letter dated March 5, 2007